Corporate Office:

Form 20-F, File No. 0-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel: (860) 364-1830

   AMEX:  TRE

Fax: (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

FEASIBILITY STUDY REVEALS 1.064 MILLION OUNCES OF GOLD AVAILABLE TO BE MINED AT THE BUCKREEF PROJECT

FOR IMMEDIATE RELEASE

TORONTO ONTARIO – May 4, 2017

Tanzanian Royalty Exploration Corporation (hereinafter, the “Company”) (TSX:TNX)(NYSE MKT:TRX) is pleased to announce that it has filed on SEDAR today, a feasibility study (“MFS” or “Study”) for the Buckreef Project which positively establishes that 1.064 Million ounces of gold reserves are available to be mined over a 15-year initial life of mine through conventional open pit mining methods.

“Today is a great day in the history of the Company as this Study assigns a net positive value of USD$243 million at the Buckreef Project, using a 5% discount rate and a gold price of US$1,250 per ounce. We are completely delighted with results of this independent feasibility study.  We have steadfastly pursued our goals at Buckreef and this study clearly indicates the value of the Buckreef Project which we expected was present.  We anticipate even more mineral reserves to become known after implementing the planned close spaced grade control drilling program” said Executive Chairman, James E. Sinclair.

The completion of the MFS was led by an independent consulting team from MaSS Resources Ltd of Tanzania and is dated effective as of April 27, 2017. The MFS was prepared in accordance with National Instrument 43-101. Additional technical support was provided by the Company’s internal technical team incorporating and updating the previously published Preliminary Economic Assessment study results by Venymn of South Africa.  Other historical conducted over the years on this historic deposit were also included for continuity. The Buckreef Project is in the Geita District in Lake Victoria Greenstone Belt in central Tanzania, East Africa.

“Our initial capital costs are estimated at a modest $32 million dollars (USD).  That amount includes the first year’s pre-stripping program. The mining and processing components are simple, straight forward operations utilizing common earthmoving methods and equipment.  Our plant design makes use of standard Gravity / CIL plant technology used worldwide.”  said Acting Chief Executive Officer Jeffrey Duval.  “Shareholders will be extremely pleased with the results of our MFS. We encourage shareholders to take time to review the Study in its entirety, particularly to gain a thorough understanding of the project design, and to note the discussion on the potential for future underground development of Buckreef.  The MFS validates everything we have known about our Buckreef Project, and is now officially defined in this Study,” Mr. Duval concluded.

The highlights of the MFS include:

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1.064 million ounces of open pittable gold reserves to be mined over the life of the project.

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Conventional open pit mining methods selected in pit designs.

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Over an initial 15-yr Life of Mine, a total of 17.49Mt of ore with a strip ratio of 8.12:1 (waste to ore) will be mined.

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Overall recoveries from the flotation and cyanide leach circuits are expected to be 89% and 93% for primary ore and saprolite ore, respectively.

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Over the life of the mine an average of 53,534 oz Au per annum will be produced as doré.

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Pre-existing stockpile (ROMPAD) ore totaling 119,726t grading 1.86g/t to be used for process plant commissioning.

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Discussion of future underground development potential.

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Life of Mine capital cost outlay estimated at $ 59.6 million (USD) and sustaining capital, excluding closure costs.

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Cash operating costs of $ 696/oz (USD).

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Generation of a positive NPV of $243 million (USD) at a 5% discount rate and an IRR of 53.7%

For further information, including the key assumptions, parameters and methods use to estimate the mineral reserves on the Buckreef Project, please see the MFS in its entirety under the Company’s profile on SEDAR at www.sedar.com.  (Link to MFS)

The MFS is an in-depth independent Study, which addresses the continued refinement of pit-optimized mining reserves, mine production schedule, process plant ore feed schedule and financial projections and analysis based on comprehensive cost estimations for process plant (design, fabrication, construction and operation) and mining (equipment purchase and mine production) among other things for the Buckreef Project.

“We are very pleased and excited that our expectations of our Buckreef Project have been validated and confirmed by the MFS.  Our corporate team, together with our consultants worked tirelessly.  The dedication of all of us throughout this process is the foundation of our impending success with the Buckreef Project.”  stated Mr. Duval.

Executive Chairman Sinclair concluded, “It is a credit to our shareholders who remained loyal during the most difficult of times, who will ultimately be rewarded by our success at the Buckreef Project.  We are very happy for our outstanding MFS which shows 1.064 million ounces of gold reserves minable at our Buckreef Project.  We are also incredibly grateful for the continued support of our valued shareholders throughout this process.”

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the COO of Tanzam2000, a subsidiary of Tanzanian Royalty Exploration

Corporation Limited. He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

ABOUT TANZANIAN ROYALTY EXPLORATION CORPORATION:

Tanzanian Royalty Exploration Corporation is a mineral resource company, which engages in the acquisition, exploration and extraction of gold and other natural resources in the United Republic of Tanzania, Africa. The Company, after successfully exploring for Gold has identified three development projects, Buckreef, Kigosi, and Itetemia. In early 2016 in conjunction with our first gold pour, the Company was deemed a commercial gold producer by the Tanzanian Government. The Company is presently focused on its Buckreef Gold Project located in North central Tanzania.

James E. Sinclair
Executive Chairman

Tanzanian Royalty Exploration Corporation

For further information, please contact Investor Relations:

Michael Porter

Porter, LeVay & Rose 212-564-4700 mike@plrinvest.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note Regarding Forward-looking Statements
Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified using words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the mineable ounces of gold on the  Buckreef Project; the life of mine at the Buckreef Project, estimated capital costs, anticipated grades and recoveries, results of future exploration work, expected net present value, future operating costs, plant and pit construction and design parameters, as well as other anticipated outcomes set forth in the MFS.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company’s Annual Information  Form 20-F dated November 25, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of Buckreef resource and reserve estimates and related matters see the Company's reports, including the Annual Information Form and Form 20-F dated November 25, 2016 and technical reports filed under the Company's name at our website at: www.TanzanianRoyaltyExploration.com.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.